Canabo Medical Inc. Announces Signing of Definitive Agreement with Aleafia Inc.

Halifax, Nova Scotia--(Newsfile Corp. - February 1, 2018) - Canabo Medical Inc. (TSXV: CMM) ("Canabo" or the "Company") is pleased to announce that it has entered into a definitive agreement relating to the business combination with Aleafia Inc.("Aleafia"), a private corporation existing under the laws of Ontario (the "Proposed Transaction") with its head office in Concord, Ontario. Aleafia operates the Aleafia Total Health Network in Vaughan, Ontario, and wholly-owns a subsidiary that is a licensed producer in Canada to cultivate medical marijuana.

The Definitive Agreement provides that the Proposed Transaction is to be completed pursuant to a three-cornered amalgamation between Canabo, Canabo's wholly-owned subsidiary, 2412550 Ontario Inc. ("TCMC"), and Aleafia, whereby TCMC and Aleafia will merge to form one amalgamated corporation (the "Amalgamation"). On the effective date of the Amalgamation (the "Effective Date"), all of the shareholders of Aleafia on the Effective Date will receive common shares of the Company on a one for one share basis, and all of the outstanding stock options and warrants of Aleafia on the Effective Date will be exchanged for stock options and warrants of the Company on an equivalent basis.

Following the completion of the Amalgamation, and subject to acceptance of the TSX Venture Exchange (the "TSXV"), Canabo's common shares will continue to be listed on the TSXV, with all of the shareholders of Aleafia also becoming shareholders of Canabo, holding approximately 71% of the total issued shares of the Company prior to completion of the Aleafia Private Placement (as herein defined). Canabo will be the resulting listed issuer (the "Resulting Issuer") and continue to hold all of its other business and properties, as well as those of Aleafia, and the Resulting Issuer will have all of the Company's liabilities, together with all of the liabilities of Aleafia on a consolidated basis. The Proposed Transaction is being treated as a Fundamental Acquisition pursuant to the policies of the TSXV.

The Proposed Transaction is subject to a number of conditions as set forth in the Definitive Agreement, including (without limitation), the approval of the shareholders of Aleafia, the completion of the Aleafia Private Placement (as defined below), and the receipt of all requisite regulatory and stock exchange approvals.

Prior to completion of the Proposed Transaction, Aleafia intends to complete a brokered private placement (the "Aleafia Private Placement") of at least 24,000,000 subscription receipts ("Subscription Receipts") on a best efforts basis for gross proceeds of approximately $30,000,000, at an offering price of $1.25 per Subscription Receipt. The Agents (as defined below) will have the option exercisable any time up to 24 hours prior to the closing of the offering to increase the size of the Aleafia Private Placement by up to 15% (the "Over-Allotment Option"), for a total offering size of up to $34,500,000. Each Subscription Receipt will, following the completion of the Aleafia Private Placement, and the satisfaction of certain escrow release conditions, entitle the holders to receive, without payment of additional consideration or taking of further action, one (1) unit consisting of one (1) common share and one half (1/2) of a common share purchase warrant in the capital of the Resulting Issuer. Each whole warrant is exercisable into one (1) common share in the Resulting Issuer at a price of $1.75 for 18 months following the Listing Date (as defined below).

Mackie Research Capital Corporation will be a co-lead agent and the sole bookrunner for the Aleafia Private Placement, with Canaccord Genuity Corp. (co-lead), Clarus Securities Inc. and PowerOne Capital Markets Limited forming the selling syndicate (collectively, the "Agents"). The Agents shall receive a cash commission equal to 6.0% (excluding the gross proceeds raised from investors on the President's List (as defined below) for which there will be a 3% commission), and will be issued compensation options to purchase the number of units of the Resulting Issuer equal to 6.0% of the number of Subscription Receipts sold at a price of $1.25 for a period of 18 months from the date of listing of the Resulting Issuer's common shares (the "Listing Date") (3.0% of the number of Subscription Receipts raised from investors on the President's List). Aleafia will provide the Agents with a list of eligible purchasers, together with an allocation for such purchasers (the "President's List"), which allocation may only be varied upon Aleafia's agreement.

On the Listing Date, the gross proceeds from the Aleafia Private Placement, less the any Agents' expenses incurred up to and including the Listing Date, will be deposited into escrow, pending completion of the proposed Transaction. If for any reason the Proposed Transaction does not close, then the proceeds will be refunded to the subscribers without penalty or deduction. Upon completion of the Proposed Transaction, it is expected that the Resulting Issuer will meet the listing requirements of an Exchange Tier 1 life sciences issuer.

Further details with respect to the Proposed Transaction and the Proposed Financing, as well as a description of Aleafia and its business, is contained in Canabo's news releases dated December 22, 2017 and January 30, 2018.

The completion of the Proposed Transaction is expected to occur on the day that is the seventh business day following the satisfaction or waiver of the conditions precedent or such other date as mutually agreed to by the Company and Aleafia, but in any event no later than March 30, 2018. Each of the Company and Aleafia will bear its own respective costs and expenses associated with the Proposed Transaction.

Overview of Aleafia

Aleafia operates the Aleafia Total Health Network (the "Aleafia Network") in Vaughan, Ontario. Aleafia seeks to make a difference in cannabinoid therapy delivery by providing an interconnected medical service model. While most clinical programs are geared primarily towards post injury rehabilitation, the Aleafia Network is focused on the strong link between early intervention and successful treatment. The intent is to manage health through a patient focused, assessment based, and interdisciplinary resourced organization.

Recently, Aleafia completed a transaction under which it acquired 100% of the issued and outstanding shares of 755064 Ontario Inc. ("755064"), a licensed producer under the Health Canada Access to Cannabis for Medical Purposes Regulations (ACMPR), as well as the land and building in Scugog Ontario where the facility operates. Aleafia acquired 755064 to directly support the clinic operations.

About Canabo

Canabo wholly owns and operates Cannabinoid Medical Clinics, or CMClinics, Canada's largest physician led referral-only clinics for medical cannabis. Established in 2014, Canabo now has 22 clinics across Canada, with additional locations planned to open in 2018. Canabo operates referral-only medical clinics dedicated to evaluating the suitability of prescribing, and monitoring cannabinoid treatments for patients suffering from chronic pain and disabling illnesses. Clinics operated by Canabo are staffed by physicians and qualified health care practitioners specifically trained to assess patient suitability for cannabinoid treatment, recommend treatment regimes, and monitor treatment progress.

In accordance with Exchange policy, the Company's shares are currently halted from trading and are expected to remain halted until after the Exchange has reviewed the materials in support of the Proposed Transaction.

Except for statements of historical fact, all statements in this press release, including, but not limited to, statements regarding future plans, objectives and payments are forward-looking statements that involve various risks and uncertainties.

For More Information

For more information about Canabo, please contact:

John Philpott
President and Chief Executive Officer
Telephone: (902) 405-4600
Email: johnphilpott@cmclinic.ca

Completion of the Proposed Transaction is subject to a number of conditions, including but not limited to, Exchange acceptance. Where applicable, the Proposed Transaction cannot close until the required corporate approvals are obtained. There can be no assurance that the Proposed Transaction will be completed as proposed or at all.

The Exchange has in no way passed on the merits of the Proposed Transaction and has neither approved nor disapproved the contents of this press release.

Neither Exchange nor its Regulation Services Provider (as that term is defined in the policies of the Exchange) accepts responsibility for the adequacy or accuracy of this release.

FORWARD LOOKING INFORMATION

This press release contains forward-looking statements and information that are based on the beliefs of management and reflect the Company's current expectations. When used in this press release, the words "estimate", "project", "belief", "anticipate", "intend", "expect", "plan", "predict", "may" or "should" and the negative of these words or such variations thereon or comparable terminology are intended to identify forward-looking statements and information. The forward-looking statements and information in this press release includes information relating to the Proposed Transaction (including the structure of the Proposed Transaction), the Proposed Transaction (including any required shareholder approval, shareholder support, and other terms), the Aleafia Private Placement (including its completion and the use of proceeds from the Aleafia Private Placement), the directors and management of the resulting issuer upon completion of the Proposed Transaction, and the implementation of Aleafia's business plan. Such statements and information reflect the current view of the Company with respect to risks and uncertainties that may cause actual results to differ materially from those contemplated in those forward-looking statements and information.

By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following risks: risks associated with the completion of the Proposed Transaction and matters relating thereto; and risks associated with the marketing and sale of securities, the need for additional financing, reliance on key personnel, the potential for conflicts of interest among certain officers or directors, and the volatility of the Company's common share price and volume. Forward-looking statements are made based on management's beliefs, estimates and opinions on the date that statements are made and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change. Investors are cautioned against attributing undue certainty to forward-looking statements.

There are a number of important factors that could cause the Company's actual results to differ materially from those indicated or implied by forward-looking statements and information. Such factors include, among others, risks related to Aleafia's proposed business, such as failure of the business strategy and government regulation; risks related to Aleafia's operations, such as additional financing requirements and access to capital, reliance on key and qualified personnel, insurance, competition, intellectual property and reliable supply chains; risks related to Aleafia and its business generally. The Company cautions that the foregoing list of material factors is not exhaustive. When relying on the Company's forward-looking statements and information to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. The Company has assumed a certain progression, which may not be realized. It has also assumed that the material factors referred to in the previous paragraph will not cause such forward-looking statements and information to differ materially from actual results or events. However, the list of these factors is not exhaustive and is subject to change and there can be no assurance that such assumptions will reflect the actual outcome of such items or factors. While the Company may elect to, it does not undertake to update this information at any particular time.

THE FORWARD-LOOKING INFORMATION CONTAINED IN THIS PRESS RELEASE REPRESENTS THE EXPECTATIONS OF THE COMPANY AS OF THE DATE OF THIS PRESS RELEASE AND, ACCORDINGLY, IS SUBJECT TO CHANGE AFTER SUCH DATE. READERS SHOULD NOT PLACE UNDUE IMPORTANCE ON FORWARD-LOOKING INFORMATION AND SHOULD NOT RELY UPON THIS INFORMATION AS OF ANY OTHER DATE. WHILE THE COMPANY MAY ELECT TO, IT DOES NOT UNDERTAKE TO UPDATE THIS INFORMATION AT ANY PARTICULAR TIME EXCEPT AS REQUIRED IN ACCORDANCE WITH APPLICABLE LAWS.